SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Final Amendment)

                         SANTA FE ENERGY RESOURCES, INC.
                                (Name of Issuer)

                         SANTA FE ENERGY RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     Convertible Preferred Stock, 7% Series,
                       Par Value $0.01 Per Preferred Share
                         (Title of Class of Securities)

                                   802012 20 3
                      (CUSIP Number of Class of Securities)

                                  Mark A. Older
                                    Secretary
                         Santa Fe Energy Resources, Inc.
                      1616 South Voss Road, Suite No. 1000
                                Houston, TX 77057
                                 (713) 507-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                    Copy to:
                            G. Michael O'Leary, Esq.
                             Andrews & Kurth L.L.P.
                              Texas Commerce Tower
                             600 Travis, Suite 4200
                                Houston, TX 77002
                                 (713) 220-4200

                                October 22, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)






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         This Final  Amendment  amends and  supplements  the Issuer Tender Offer
Statement on Schedule 13E-4, dated October 22, 1996, relating to the tender offer (the "Offer") by Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), to purchase up to 4,500,000 shares of the Company's Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), at $24.50 per Preferred Share, net to the seller in cash.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 4 is hereby amended and supplemented by the addition of the following:

         The total number of Preferred Shares accepted for payment and purchased pursuant to the Offer was 3,776,056 Preferred Shares, which constitutes approximately 75.5% of the outstanding Preferred Shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by the addition of the following, which is attached hereto as an exhibit:

         (a)(11) Form of Press Release dated November 20, 1996.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SANTA FE ENERGY RESOURCES, INC.

                                     By: /s/ James L. Payne
                                         -----------------------------------
                                         James L. Payne
                                         President and Chief Executive Officer


Dated: November 26, 1996